UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

F.N.B. Corporation Progress Savings 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

F.N.B. Corporation Progress Savings 401(k) Plan
Date: June 29, 2005	/s/ Brian F. Lilly
Brian F. Lilly
Chief Financial Officer

Audited Financial Statements and Supplemental Schedules

F.N.B. Corporation Progress Savings 401(k) Plan
Years Ended December 31, 2004 and 2003
With Report of Independent Registered Public Accounting Firm

F.N.B. Corporation
Progress Savings 401(k) Plan

Audited Financial Statements
and Supplemental Schedules

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Board of Directors
F.N.B. Corporation Progress Savings

    401(k) Plan

We have audited the accompanying statements of net assets available for benefits of F.N.B. Corporation Progress Savings 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 17, 2005

F.N.B. Corporation
Progress Savings 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value:
Guaranteed interest account	$6,336,131	$5,238,471
Interest in pooled separate accounts	18,797,977	12,894,072
F.N.B. Corporation common stock	11,564,176	17,239,950
First National Bankshares of Florida, Inc. common stock	9,565,994	—
Participant loans	514,777	397,203

Net assets available for benefits	$46,779,055	$35,769,696

See accompanying notes.

F.N.B. Corporation
Progress Savings 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003

Additions
Investment income:
Dividend and interest income	$900,900	$1,161,662
Net (depreciation) appreciation in fair value of investments	(2,217,153)	6,200,766
Effect of spin-off (see Description of Plan)	8,277,343	—

Total investment income	6,961,090	7,362,428

Contributions:
Participant	7,580,299	3,668,390
Employer	1,278,415	1,275,867

	8,858,714	4,944,257

Total additions	15,819,804	12,306,685

Deductions
Distributions to participants or beneficiaries	4,758,460	3,358,244
Plan transfers	—	264,695
Administrative expenses	51,985	33,813

Total deductions	4,810,445	3,656,752

Net additions	11,009,359	8,649,933

Net assets available for benefits:
Beginning of year	35,769,696	27,119,763

End of year	$46,779,055	$35,769,696

See accompanying notes.

F.N.B. Corporation
Progress Savings 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of Plan

The following description of the F.N.B. Corporation Progress Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, covering all employees of F.N.B. Corporation (the Corporation), including the following subsidiaries: First National Bank of Pennsylvania; Regency Finance Company; First National Trust Company (Pennsylvania division); First National Investment Services Company (Pennsylvania division); F.N.B. Investment Advisors, Inc.; and First National Insurance Agency, Inc. Effective January 1, 2004, F.N.B. Corporation spun off its Florida operations into a separate, independent public company, First National Bankshares of Florida, Inc. (FLB). As a result of the spin-off, F.N.B. Corporation stockholders received one share of FLB common stock for each share of the Corporation’s common stock owned. FLB common stock became an approved investment option in the Plan; however, no further contributions may be made into this investment option. Employees who have completed 90 days of service and are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As a result of the Corporation acquiring Slippery Rock Financial Corporation (SRFC) effective October 8, 2004 and acquiring the assets of Morrell, Butz, and Junker, Inc. (MBJ) effective July 30, 2004, employees who were active participants in the defined contribution plans of SRFC and MBJ were permitted to immediately participate in the Plan. A total of $2,110,307, was transferred to the trustee for the Plan, representing the account balances of MBJ participants employed by the Corporation. This amount is included in participants’ contributions in the accompanying Statement of Changes in Net Assets Available for Benefits. SRFC participants employed by the Corporation have not transferred any balances to the Plan as of December 31, 2004 as the former SRFC plan has yet to be terminated.

Contributions

Participating employees may make voluntary pretax contributions to their accounts of up to 50% of their compensation. The Corporation makes a matching contribution of 50% of the first 6% of a participant’s salary deferral contribution. The amount of matching contributions is a discretionary percentage and may be changed.

F.N.B. Corporation
Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participants’ savings contributions and employer matching contributions are designated under a qualified deferral arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.

Principal Financial Group, Inc. (Principal) is the custodian of all of the Plan’s assets, with the exception of the F.N.B. Corporation and FLB common stock. The First National Trust Company is the trustee and custodian for the F.N.B. Corporation and FLB common stock.

The employer’s discretionary contributions are used to purchase the Corporation’s common stock. Participants who have attained age 55 are permitted to direct the trustee to invest the Corporation’s discretionary portion of their account into any other investment that may be permitted under the Plan.

Dividends on F.N.B. Corporation Common Stock

Dividends on F.N.B. Corporation common stock are automatically reinvested in the Plan for all participants. However, participants may make a special request to receive a cash distribution of dividend payments on F.N.B. Corporation common stock.

Participant Accounts

Each participant’s account is credited with their voluntary contribution and the employer’s matching contribution and an allocation of the Plan’s net earnings as defined by the Plan.

F.N.B. Corporation
Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are 100% vested in the employer’s matching contributions and actual earnings thereon after five years of service (see vesting schedule below):

Vesting Schedule
Years of Service	Percentage

1	20%
2	40%
3	60%
4	80%
5	100%

Cash dividends paid on F.N.B. Corporation common stock declared after March 1, 2003, are 100% vested regardless of years of service performed.

Forfeitures

Upon termination of a participant, the employer’s matching contribution to which the participant is not vested is segregated into a separate account until the participant incurs a five-year break in service upon which time such nonvested amount will be forfeited. Forfeited amounts are used to reduce the Plan’s administrative expenses. Any remaining balance is used by the employer to reduce future matching contributions. For the years ended December 31, 2004 and 2003, forfeitures totaled $25,479 and $32,951, respectively, and were used to reduce plan expenses.

Payment of Benefits

Upon termination of service, a participant with a vested account balance of less than $5,000 will receive a lump-sum amount equal to the vested value of his or her account. A participant who terminates service with a vested account balance of greater than $5,000 has two options: he or she may leave his or her account under the Plan or he or she may request a lump-sum distribution of the vested account balance. The Plan also permits distributions in the event of the participant’s permanent disability, death, early retirement (age 55), or attainment of normal retirement age as defined in the Plan.

F.N.B. Corporation
Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles, except for distributions which are recorded when paid by the trustee.

Valuation of Investments

The pooled separate account investments are valued at fair value. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account. Investments in guaranteed interest account are stated at their net asset value, based on the quoted market prices of the securities held in such funds. The common stock of the Corporation and FLB is traded on a national exchange and is valued using last trading price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

F.N.B. Corporation
Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Administrative Expenses

All administrative expenses of the Plan not absorbed by forfeitures, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

Investment Income

Interest income from investments and loans to participants is recorded on an accrual basis. Dividend income is recorded on an accrual basis.

Contributions

Participant contributions are recorded in the month withheld from participants’ wages. Company contributions are recorded in the same month.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in certain investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

F.N.B. Corporation
Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

All investment information disclosed in the accompanying financial statements and schedules, including investments held at December 31, 2004 and 2003, interest and dividend income, and net (depreciation) appreciation in fair value of investments for the years ended December 31, 2004 and 2003, and reportable transactions for the year ended December 31, 2004, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the trustees.

The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31
	2004	2003

Guaranteed Interest Account	$6,336,131	$5,238,471
Principal Large Capital Stock Index Account	4,459,590	3,454,797
Principal Medium Company Value Separate Account	2,362,724	1,407,960
F.N.B. Corporation common stock*	11,564,176	17,239,950
First National Bankshares of Florida, Inc. common stock	9,565,994	—

*	Includes nonparticipant-directed investments of $6,354,120 and $9,582,882 at December 31, 2004 and 2003, respectively.

F.N.B. Corporation
Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2004	2003

Pooled separate accounts	$5,000,427	$2,215,967
Common stock	(7,400,007)	3,792,589
Guaranteed interest account	182,427	192,210

	$(2,217,153)	$6,200,766

4. Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed F.N.B. Corporation common stock is as follows:

	December 31
	2004	2003

Investments, at fair value:
F.N.B. Corporation common stock	$6,354,120	$9,582,882

Year Ended
December 31
2004
Beginning balance	$9,582,882
Changes in net assets:
Employer contributions	1,278,415
Net depreciation in fair value of investments	(4,113,352)
Dividends	263,748
Distributions to participants or beneficiaries	(616,774)
Transfers to participant-directed investments	(23,914)
Administrative expenses	(16,885)

Ending balance	$6,354,120

F.N.B. Corporation
Progress Savings 401(k) Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended is qualified and the related trust is tax-exempt.

6. Parties-in-Interest Transactions

The First National Trust Company is the trustee and custodian for the F.N.B. Corporation common stock. All administrative expenses of the Plan not absorbed by forfeitures are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody, and recordkeeping services. Administrative expenses paid by the Corporation on behalf of the Plan totaled $73,465 and $54,604 for plan years 2004 and 2003, respectively.

One of the investment options in the Plan is F.N.B. Corporation common stock. At December 31, 2004 and 2003, the Plan held an aggregate of 567,985 and 486,317 shares of F.N.B. Corporation common stock valued at $11,564,176 and $17,239,950, respectively.

7. Subsequent Event

As a result of the Corporation acquiring NSD Bancorp, Inc. (NSD) effective February 18, 2005, employees who were active participants in the defined contribution plan of NSD were permitted to immediately participate in the Plan.

Supplemental Schedules

F.N.B. Corporation
Progress Savings 401(k) Plan

EIN #25-1255406      Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

	(b)	(c)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	(d)	(e)
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

*	Gartmore Trust Company	Stable Value Fund	**	$6,336,131

*	Principal Financial Group, Inc.	Government Securities Separate Account	**	1,342,183
		High Quality Interim-Term Bond Separate Account	**	1,604,373
		High Quality Long-Term Bond Separate Account	**	450,093
		American Century Income Growth Separate Account	**	1,058,196
		Large Capital Stock Index Separate Account	**	4,459,590
		Medium Company Value Separate Account	**	2,362,724
		Total Market Stock Index Separate Account	**	751,969
		Russell LifePoints Conservative Strategy Separate Account	**	101,028
		Russell LifePoints Moderate Strategy Separate Account	**	258,346
		Russell LifePoints Balance Strategy Separate Account	**	474,345
		Russell LifePoints Aggressive Strategy Separate Account	**	252,544
		Russell LifePoints Equity Aggregate Strategy Separate Account	**	98,849
		INVESCO Small Company Growth Separate Account	**	739,645
		Mid Cap Stock Index Separate Account	**	946,656
		Medium Company Growth Separate Account	**	339,676
		Small Company Value Separate Account	**	512,086
		Small Capital Stock Index Separate Account	**	1,250,416
		Divers Intl Separate Account	**	1,728,636
		PTR Large Capital Growth I Separate Account	**	66,622

				18,797,977

*	F.N.B. Corporation	Common stock – nonparticipant directed	$8,591,946	6,354,120
		Common stock – participant directed	**	5,210,056

				11,564,176

*	First National Bankshares of Florida, Inc.	Common stock	**	9,565,994

*	Participant Loans	Interest rates ranging from 4.00% to 6.75% maturing through 2009	**	514,777

				$46,779,055

*	Indicates party in interest to the Plan.

**	Column (d) has not been presented as this information is not applicable for participant-directed investments.

F.N.B. Corporation
Progress Savings 401(k) Plan

EIN #25-1255406       Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2004

(h)
Current
	(b)				Value of
(a)	Description of Assets	(c)	(d)	(g)	Asset on	(i)
Identity of	Including Interest Rate and	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	Maturity in Case of a Loan	Price	Price	Asset	Date	or (Loss)

Category (iii) – Series of transactions in excess of 5% of plan assets

F.N.B. Corporation	Common Stock	$1,641,337	$—	$1,641,337	$1,641,337	N/A

There were no category (i), (ii), or (iv) reportable transactions during 2004.

Columns (e) and (f) have not been presented as this information is not applicable.

N/A - Not applicable